SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1998, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA





                              THE PROCTER & GAMBLE
                              PROFIT SHARING TRUST
                               AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                Financial Statements for the Years Ended June 30,
                1998 and 1997 and Supplemental Schedules for the
                    Year Ended June 30, 1998 and Independent
                                Auditors' Report





THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------
                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits, June 30, 1998 and
  1997                                                                    2

 Statements of Changes in Net Assets Available for Benefits for the
  Years Ended June 30, 1998 and 1997                                      3

 Notes to Financial Statements for the Years Ended June 30, 1998 and
  1997                                                                    4


SUPPLEMENTAL SCHEDULES:

 Assets Held for Investment, Item 27a of Form 5500, June 30, 1998         15

 Reportable Transactions, Item 27d of Form 5500, for the Year Ended
  June 30, 1998                                                           16


SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

 Assets Acquired and Disposed Within the Plan Year

 Party-In-Interest Transactions

 Obligations In Default

 Leases In Default





Deloitte & Touche LLP
---------------------
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                            250 East Fifth Street     Telephone: (513) 784-7100
                            P.O. Box 5340
                            Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

The Policy Committee of The Procter & Gamble Profit Sharing Trust and Employee
 Stock Ownership Plan and The Trustees of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Plan) as of June 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
------------------------------
Deloitte & Touche LLP
September 10, 1998

----------------
Deloitte Touche
Tohmatsu
International
----------------



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
JUNE 30, 1998 AND 1997
---------------------------------------------------------------------------------------------------------------------------

                                                                                      1998                       1997

INVESTMENTS, AT FAIR VALUE:
 Short-term investments, plus accrued interest                                  $    54,835,506            $    68,310,306
 Money market funds                                                                 214,086,144                249,337,732
 The Procter & Gamble Company common stock -
  110,940,591 shares (cost, $1,972,553,463) at June 30, 1998;
  125,427,360 shares (cost, $2,019,014,690) at June 30, 1997;                    10,102,527,568              8,858,307,300
 The Procter & Gamble Company ESOP Convertible
  Class A Preferred Stock:
   Series A - 60,634,659 shares (cost, $833,728,211) at June 30,
    1998; 62,951,604 shares (cost, $865,586,945) at June 30, 1997                 5,521,543,365              4,445,957,032
   Series B - 37,804,836 shares (cost, $987,462,181) at June 30,
    1998; 38,044,836 shares (cost, $993,730,724) at June 30, 1997                 3,442,602,878              2,686,916,543
 Mutual funds                                                                        68,754,023                 22,304,586
 Deferred annuities                                                                  45,187,081                101,518,979
 Loans to participants                                                               61,207,014                 60,005,672
                                                                                ---------------            ---------------
       Total investments                                                         19,510,743,849             16,492,658,150
                                                                                ---------------            ---------------

ACCOUNTS RECEIVABLE:
 Contribution from The Procter & Gamble Company
  (Series A Preferred Stock)                                                         35,096,882                 11,436,240
 Dividends receivable (preferred stock)                                              11,975,000                 12,202,000
                                                                                ---------------            ---------------
       Total accounts receivable                                                     47,071,882                 23,638,240
                                                                                ---------------            ---------------

       Total assets                                                              19,557,815,731             16,516,296,390
                                                                                ---------------            ---------------

LIABILITIES:
 Interest payable on notes and debentures                                            61,456,613                 64,092,873
 Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                                                         69,000,000                 19,995,826
 Notes payable (Series A Preferred Stock)                                           545,473,839                613,309,444
 Debentures (Series B Preferred Stock)                                            1,000,000,000              1,000,000,000
                                                                                ---------------            ---------------
       Total liabilities                                                          1,675,930,452              1,697,398,143
                                                                                ---------------            ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $17,881,885,279            $14,818,898,247
                                                                                ===============            ===============

The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------------------------------------------------

                                                                                1998                       1997
ADDITIONS:
 Investment income:
  Net appreciation in fair value of investments                                 $ 4,431,432,881            $ 5,906,380,113
  Dividends                                                                         261,232,059                263,985,801
  Interest on investments                                                            21,022,755                 22,000,188
  Interest on loans to participants                                                   5,277,599                  5,036,269
                                                                                ---------------            ---------------
     Total investment income                                                      4,718,965,294              6,197,402,371
                                                                                ---------------            ---------------

 Contributions by The Procter & Gamble Company
  (Net of forfeitures of $159,225 in 1998 and
   $294,665 in 1997)                                                                 58,557,465                 60,372,467
 Employee automatic salary contributions                                             68,856,894                 79,343,226
 Employee contributions                                                              25,212,112                  5,750,603
                                                                                ---------------            ---------------
     Total contributions                                                            152,626,471                145,466,296
                                                                                ---------------            ---------------

     Total additions                                                              4,871,591,765              6,342,868,667
                                                                                ---------------            ---------------

DEDUCTIONS:
 Distributions to participants:
  The Procter & Gamble Company common stock -
   12,457,508 shares (cost, $193,318,134) in 1998;
   9,143,312 shares (cost, $130,612,406) in 1997;                                  (983,314,268)              (517,564,652)
  Cash                                                                             (594,514,444)              (322,846,434)
  Mutual funds                                                                         (546,801)                  (319,562)
  Deferred annuities                                                                                              (393,950)
 Automatic dividends paid to participants                                           (68,856,894)               (79,343,226)
 Interest expense                                                                  (142,782,957)              (147,503,638)
                                                                                ---------------            ---------------
     Total deductions                                                            (1,790,015,364)            (1,067,971,462)
                                                                                ---------------            ---------------

TRANSFERS TO OTHER TRUSTS - Transfer to
 The Procter & Gamble Retiree Benefit Trust                                         (18,589,369)                (9,123,314)
                                                                                ---------------            ---------------

NET INCREASE IN NET ASSETS                                                        3,062,987,032              5,265,773,891

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                               14,818,898,247              9,553,124,356
                                                                                ---------------            ---------------

 End of year                                                                    $17,881,885,279            $14,818,898,247

                                                                                ===============            ===============

The accompanying notes are an integral part of these statements.



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
---------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). The Plan is comprised of two trusts, the Retirement Trust (RT) and the Employee Stock Ownership Trust (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

     The ESOT was established by resolution of the board of directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 7) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note
     5). The number of shares initially issued increased to 72,727,272 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, and August 22, 1997. The ESOT borrowed an additional $69,000,000 and $19,995,826 as of June 30, 1998 and 1997, respectively, (see Note 8) from the Company as a means of extending the benefits of the ESOP to participants over a longer period. These shares of Series A Preferred Stock are utilized to fund a portion of the Company's annual profit sharing contribution to the Plan.

     In May 1990, the Company's board of directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 8) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note
     6). The number of outstanding shares increased to 38,284,836 as a result of the two-for-one stock splits effective May 15, 1992 and August 22, 1997. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 6). These shares are only available to fund postretirement benefits and may not be used for profit sharing purposes.

     At June 30, 1998 and 1997, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $2,442,580,308 and $1,687,360,947, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

The balances in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock are summarized as follows for the years ended
June 30, 1998 and 1997.

                                                                    June 30, 1998
                                                              ---------------------------------------------------------
                                                                  SERIES A              SERIES B               TOTAL

Short-term investments, plus accrued interest                 $   15,029,042        $   39,523,430        $   54,552,472
Series A Preferred Stock                                       5,521,543,635                               5,521,543,635
Series B Preferred Stock                                                             3,442,602,878         3,442,602,878
                                                              --------------        --------------        --------------
     Total investments                                         5,536,572,677         3,482,126,308         9,018,698,985
Dividends receivable                                               4,721,000             7,254,000            11,975,000
                                                              --------------        --------------        --------------
     Total assets                                              5,541,293,677         3,489,380,308         9,030,673,985
                                                              --------------        --------------        --------------

Interest payable on notes and debentures                         (14,656,613)          (46,800,000)          (61,456,613)
Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                                     (69,000,000)                                (69,000,000)
Notes payable (Series A Preferred Stock)                        (545,473,839)                               (545,473,839)
Debentures (Series B Preferred Stock)                                               (1,000,000,000)       (1,000,000,000)
                                                              --------------        --------------        --------------
     Total liabilities                                          (629,130,452)       (1,046,800,000)       (1,675,930,452)
                                                              --------------        --------------        --------------

ESOT Net assets                                               $4,912,163,225        $2,442,580,308        $7,354,743,533
                                                              ==============        ==============        ==============



                                                                    June 30, 1997
                                                              ----------------------------------------------------------
                                                                  SERIES A              SERIES B               TOTAL

Short-term investments, plus accrued interest                 $   15,773,365        $   39,944,404        $   55,717,769
Series A Preferred Stock                                       4,445,957,032                               4,445,957,032
Series B Preferred Stock                                                             2,686,916,543         2,686,916,543
                                                              --------------        --------------        --------------
     Total investments                                         4,461,730,397         2,726,860,947         7,188,591,344
Dividends receivable                                               4,902,000             7,300,000            12,202,000
                                                              --------------        --------------        --------------
     Total assets                                              4,466,632,397         2,734,160,947         7,200,793,344
                                                              --------------        --------------        --------------

Interest payable on notes and debentures                         (17,292,873)          (46,800,000)          (64,092,873)
Note payable to The Procter & Gamble Company
  (Series A Preferred Stock)                                     (19,995,826)                                (19,995,826)
Notes payable (Series A Preferred Stock)                        (613,309,444)                               (613,309,444)
Debentures (Series B Preferred Stock)                                               (1,000,000,000)       (1,000,000,000)
                                                              --------------        --------------        --------------
     Total liabilities                                          (650,598,143)       (1,046,800,000)       (1,697,398,143)
                                                              --------------        --------------        --------------

ESOT Net assets                                               $3,816,034,254        $1,687,360,947        $5,503,395,201
                                                              ==============        ==============        ==============



The activity in the investments and activity held in the ESOT related to Series
A and B Preferred Stock are summarized as follows for the years ended June 30, 1998 and 1997.

                                                                          SERIES A              SERIES B               TOTAL

ESOT net assets June 30, 1996                                           2,252,943,483           731,750,642         2,984,694,125
Net appreciation in fair value of investments                           1,609,445,416           964,883,044         2,574,328,460
Interest on investments and dividends                                      65,153,160            79,515,575           144,668,735
Contributions by The Procter & Gamble Company                              31,813,174            13,935,000            45,748,174
Interest expense                                                          (53,903,638)          (93,600,000)         (147,503,638)
Distributions to participants - cash                                         (419,468)                                   (419,468)
Net transfers among trusts                                                (88,997,873)           (9,123,314)          (98,121,187)
                                                                       --------------        --------------        --------------

ESOT net assets June 30, 1997                                           3,816,034,254         1,687,360,947         5,503,395,201

Net appreciation in fair value of investments                           1,257,760,737           774,036,392         2,031,797,129
Interest on investments and dividends                                      63,158,891            79,127,338           142,286,229
Contributions by The Procter & Gamble Company                               8,926,589            14,245,000            23,171,589
Interest expense                                                          (49,182,957)          (93,600,000)         (142,782,957)
Distributions to participants - cash                                       (2,599,469)                                 (2,599,469)
Net transfers among trusts                                               (181,934,820)          (18,589,369)         (200,524,189)
                                                                       --------------        --------------        --------------

ESOT net assets June 30, 1998                                          $4,912,163,225        $2,442,580,308        $7,354,743,533
                                                                       ==============        ==============        ==============



     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with the allocation of Company contributions (see Note 9), his or her employee contributions (see Note 10) and Plan earnings. All such participant accounts are maintained in the RT. Company contributions are allocated based on participant base earnings and credit service years.

     Effective July 1, 1996, a participant may choose to receive some or all of the quarterly dividends earned on the shares of Plan common stock within his or her account in cash. Additionally, the Plan began paying quarterly dividends earned on the shares of Plan common stock held within a participant's account, as elected by each participant, directly to the participant (automatic dividends). The amount of automatic dividends paid to a participant is subject to IRS limitations. A portion of a participant's pre-tax compensation is deferred and contributed to his or her Plan account to offset the automatic dividends (automatic salary contribution). All automatic salary contributions to the Plan are invested in Company common stock, unless otherwise directed by the participant. Prior to July 1, 1996, common stock dividends received by vested participants were maintained in their account and used to purchase common stock or liquidated at the participant's discretion with the proceeds used to purchase investments in the money market and money bond funds. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

     Vested participants may allocate the portion of the annual Company contribution received in cash between the money market fund and short term investments, and JP Morgan bond fund and common stock of the Company. In addition, certain participants retain investments in group deferred annuities; however, contributions and transfers to this fund are no longer permitted. A description of the investment options are as follows:

          COMMON STOCK FUND - A fund investing in shares of Company common stock.

          DEFERRED ANNUITIES FUND - A fund investing in guaranteed investment contracts (Contracts) with Aetna Capital Management, Inc., The Prudential Asset Management Company and Metropolitan Life Insurance Company. These Contracts bear interest at rates ranging from 8.08% to 9.16% with various maturity dates through December 31, 1999.

          MONEY MARKET FUND AND SHORT-TERM INVESTMENTS - Funds investing in commercial paper, short-term U.S. Government securities and various short-term bank funds.

          JP MORGAN BOND FUND - The prospectus indicates that this fund invests in a broad diversity of publicly traded and privately placed bonds.

          Effective July 1, 1997, the "Retirement Plus" feature was added to the Plan. This feature allows a retiree or a vested former employee with account balances equal to or greater than $5,000 to maintain some or all of his or her funds in the Plan. If a participant chooses this option, he or she must maintain at least 50% of their account balance invested in Company common stock. Also, all common and preferred stock dividends are paid in cash to the participant. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan agreement. Each participant's account is credited with an allocation of Plan earnings. In addition to the investment options described previously for vested participants, this feature also offers the following investment options:

                  JP MORGAN U.S. LARGE COMPANY STOCK FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

                  JP MORGAN PRE-MIXED FUND A - The prospectus indicates that this fund invests in money market instruments (50%), bonds (30%), U.S. large company stocks (10%), international stocks (6%) and U.S. small company stocks (4%).

                  JP MORGAN PRE-MIXED FUND B - The prospectus indicates that this fund invests in bonds (40%), U.S. large company stocks (25%), international stocks (15%), U.S. small company stocks (10%) and money market instruments (10%).

                  JP MORGAN PRE-MIXED FUND C - The prospectus indicates that this fund invests in U.S. large company stocks (40%), international stocks (24%), U.S. small company stocks (16%), money market instruments (10%) and bonds (10%).



The activity and balances in the investment funds, excluding the contribution receivable from the Company, held in the RT are summarized as follows for the years ended June 30, 1998 and 1997.

                                                                                     Money Market
                                          Common                      Deferred         Fund
                                           Stock         Loan         Annuities      Short-term     JP Morgan
                                           Fund          Fund           Fund         Investments    Mutual Funds    Total

RT investment balances
 at June 30, 1996                     $ 6,228,183,731   $60,008,227   $124,704,573   $ 88,423,544   $11,736,122   $ 6,513,056,197

Investment income                       3,452,794,770     5,036,269      9,637,014     10,037,017       900,106     3,478,405,176
Contributions by The Procter &
 Gamble Company                               345,973      (345,973)                  143,655,916                     143,655,916
Distributions to participants            (517,564,652)   (4,692,851)      (393,950)  (392,038,960)   (5,357,943)     (920,048,356)
Net interfund transfers                  (403,573,709)                 (32,428,658)   420,976,066    15,026,301
Net transfers between trusts               98,121,187                                  (9,123,314)                     88,997,873
                                      ---------------   -----------   ------------   ------------   -----------   ---------------

RT investment balances
 at June 30, 1997                       8,858,307,300    60,005,672    101,518,979    261,930,269    22,304,586     9,304,066,806

Investment income                       2,507,178,591     5,277,599      6,678,649     12,914,549    12,832,548     2,544,881,936
Contributions by The Procter &
 Gamble Company                            (2,008,048)    2,008,048                   105,794,240                     105,794,240
Distributions to participants            (983,314,268)   (6,084,305)                 (654,687,564)     (546,801)   (1,644,632,938)
Net interfund transfers                  (478,160,196)                 (63,010,547)   507,007,053    34,163,690
Net transfers between trusts              200,524,189                                 (18,589,369)                    181,934,820
                                      ---------------   -----------   ------------   ------------   -----------   ---------------

RT investment balances
 at June 30, 1998                     $10,102,527,568   $61,207,014   $ 45,187,081   $214,369,178   $68,754,023   $10,492,044,864
                                      ===============   ===========   ============   ============   ===========   ===============



     VESTING - A participant is fully vested in employee contributions and automatic salary contributions plus actual earnings thereon in his or her account regardless of years of service. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after five years of service.

     PAYMENT OF BENEFITS - Effective July 1, 1996, retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 15 years or the participant's life expectancy.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire account and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

     LOAN PROVISION - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement and at an interest rate equal to prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 54 months (114 months if the loan is to purchase a primary residence).

     FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. The Company applies forfeited amounts against the annual contribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $91.063 and $70.625 per share as of June 30, 1998 and 1997, respectively. Fair value of Series A and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan agreement or $13.75 (Series A) and $26.12 (Series B) per share (see Notes 5 and 6). The Series A and Series B Preferred Stock, included in the Plan's statements of net assets, is recorded at $91.063 and $70.625 per share as of June 30, 1998 and 1997, respectively. Deferred annuities are recorded at contract value, which approximates fair value. Mutual funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     STOCK SPLIT - In July 1997, the Company's board of directors approved a two-for-one stock split that was effective for common and preferred shareholders of record as of August 22, 1997. The financial statements and notes reflect the stock split retroactively for 1997.

     EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company, provided however, that investment expenses shall be paid by the Plan to the extent that such expenses are not paid by the Company. Any such expenses paid by the Plan are netted with investment income on the financial statements and approximated $420,000 and $329,000 in 1998 and 1997, respectively.

     RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with 1998 classifications.

3.   INCOME TAX STATUS

     The Company has received a determination letter from the Internal Revenue Service (IRS) stating that the Plan, as amended, is a qualified employer's trust under Sections 401(a), 401(h) and 409 of the Internal Revenue Code
     (IRC) and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

4.   PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

     The Company is a party-in-interest, as defined by ERISA. During the Plan years ended June 30, 1998 and 1997, the Company loaned the ESOT $69,000,000 and $19,995,286, respectively. This transaction qualifies as a party-in-interest transaction; however, the plan administrator has not identified any prohibited party-in-interest investments or transactions during the years ended June 30, 1998 and 1997.

5.   SERIES A PREFERRED STOCK

     CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $13.75 per Series A Preferred Share, or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution from the Plan. Participants age 55 to 59 may also elect to convert up to 25% of their Series A Preferred Shares to alternative investments which are held by the RT. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 1998 and 1997 was $91.063 and $70.625, respectively, per share. During 1998 and 1997, respectively, 2,316,945 and 1,611,364 Series A Preferred Shares were converted into common shares and the former preferred shares were retired.

     ELIGIBILITY - All participants are eligible for allocation of Series A Preferred Stock.

     DIVIDEND RIGHTS - Annual dividends of $1.015 per share are paid quarterly at $0.25375 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

     CALL PROVISIONS - The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

     VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

     RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

     ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see Note
     7). In 1998 and 1997, 2,894,890 and 4,017,772 Series A Preferred Shares valued at $258,946,084 and $271,144,505, respectively, were released for allocation to participant accounts of which $234,974,080 and $247,210,484, respectively, was used to fund a portion of the annual profit sharing contribution and $23,972,004 and $23,934,021, respectively, was used to fund annual dividends on allocated shares. At June 30, 1998 and 1997, respectively, 31,875,220 and 34,770,110 Series A Preferred Shares were unallocated.

6.   SERIES B PREFERRED STOCK

     CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $26.12 per Series B Preferred Share, or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 1998 and 1997 was $91.063 and $70.625, respectively, per share. During 1998 and 1997, 240,000 and 160,004 shares of Series B Preferred Stock were converted to common stock and the former preferred shares were retired for retiree medical expenses. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

     ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the PST are eligible for allocation of Series B Preferred Stock.

     DIVIDEND RIGHTS - Annual dividends of $2.06 per share are paid quarterly at $0.515 per share. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

     CALL PROVISIONS - The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

     VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

     RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

     ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for straight line allocation to participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 8). In 1998 and 1997, 1,086,592 Series B Preferred shares valued at $123,018,260 and $73,835,476, respectively, were released for allocation to participant accounts. At June 30, 1998 and 1997, respectively, 30,597,200 and 31,683,792 and Series B Preferred shares were unallocated.

7.   NOTES PAYBLE (SERIES A PREFERRED SHARES)

     Notes payable consist of the following at June 30:

                                                                           PRINCIPAL
      INTEREST                                                  ----------------------------
       RATES         SERIES            MATURITY DATE                 1998           1997

      8.17%          Series I          September 3, 1997                          $ 33,238,898
      8.17%          Series I          March 3, 1998                                34,596,707
      8.17%          Series J          September 3, 1998        $ 36,009,983        36,009,983
      8.17%          Series J          March 3, 1999              37,480,991        37,480,991
      8.33%          Series K          September 3, 1999          39,012,089        39,012,089
      8.33%          Series K          March 3, 2000              40,636,943        40,636,943
      8.33%          Series K          September 3, 2000          42,329,471        42,329,471
      8.33%          Series K          March 3, 2001              44,092,494        44,092,494
      8.33%          Series K          September 3, 2001          45,928,946        45,928,946
      8.33%          Series K          March 3, 2002              47,841,887        47,841,887
      8.33%          Series K          September 3, 2002          49,834,501        49,834,501
      8.33%          Series K          March 3, 2003              51,910,108        51,910,108
      8.33%          Series K          September 3, 2003          54,072,164        54,072,164
      8.33%          Series K          March 3, 2004              56,324,262        56,324,262
                                                                ------------      ------------

           Total                                                $545,473,839      $613,309,444
                                                                ============      ============

     These notes are guaranteed by the Company. Repayment of principal and interest is funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

     The note payable to the Company of $69,000,000 matures on March 3, 1999. Repayment of principal and interest is also funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

     The fair value of the total outstanding notes payable is estimated based on current rates for debt of the same remaining maturities and approximated $670,000,000 and $676,100,000, respectively, at June 30, 1998 and 1997.

8.   DEBENTURES (SERIES B PREFERRED SHARES)

     The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximated $1,333,700,000 and $1,222,300,000, respectively, at June 30, 1998 and 1997.

9.   COMPANY CONTRIBUTION

     Annual credits to participants' accounts are based on individual base salary and years of service not exceeding 15% of total compensation of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Shares released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 7 and 8).

     During 1997, the Company granted one share of P&G Common Stock to all employees who had completed a year of service. Beginning July 1, 1997, the Company granted one share of P&G common stock to all new employees who become participants in the Plan. The additional share was credited to each participant's account. The amount contributed to these shares is reported as contributions from the Company in the Plan's financial statements.

     Company contributions to the Plan for the years ended June 30 are as follows:

                                                    1998                1997

       Contribution for debt service             $23,171,589        $45,748,174
       Contribution for Annual Fund Credit        35,096,882         11,436,240
       Contribution for one-share program            288,994          3,188,053
                                                 -----------        -----------

       Total                                     $58,557,465        $60,372,467
                                                 ===========        ===========

10.  EMPLOYEE CONTRIBUTIONS

     In addition to the participant automatic salary contribution (see Note 1), beginning April 1, 1997, a participant may also elect to contribute up to 25% of pre-tax compensation, as defined by the Plan. Contributions are subject to IRS limitations.



11.  INVESTMENTS

     The Plan's investments (at fair value) consist of the following at June 30.
     Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                                         1998                  1997
       Common stock:
        The Procter & Gamble Company - 110,940,591 shares
         at June 30, 1998; 125,427,360 shares at June 30, 1997;     $10,102,527,568       $ 8,858,307,300
       Preferred stocks:
        The Procter & Gamble Company ESOP
         Convertible Class A:
          Series A - 60,634,659 shares at June 30, 1998;
           62,951,604 shares at June 30, 1997                         5,521,543,635         4,445,957,032
          Series B - 37,804,836 shares at June 30, 1998;
           38,044,836 shares at June 30, 1997                         3,442,602,878         2,686,916,306
       Short-term investments plus accrued interest                      54,835,506            68,310,306
       Money market fund                                                214,086,144           249,337,732
       Deferred annuities                                                45,187,081           101,518,979
       Mutual funds                                                      68,754,023            22,304,586
       Loans to participants                                             61,207,014            60,005,672
                                                                    ---------------       ---------------

       Total                                                        $19,510,743,849       $16,492,658,150
                                                                    ===============       ===============

12.  SUBSEQUENT EVENTS

     Effective July 1, 1998, The P&G/Noxell Transitional Profit Sharing Trust was merged into the Plan and resulted in the transfer of assets to the RT of approximately $216,000,000.

                                   * * * * * *



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN


ASSETS HELD FOR INVESTMENT
ITEM 27a of FORM 5500,
JUNE 30, 1998
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     FAIR
IDENTITY OF ISSUE                      DESCRIPTION OF INVESTMENT                                COST                 VALUE

SHORT-TERM INVESTMENTS:
 Citibank                              Cash                                                  $       17,690     $        17,690
 Wachovia Bank                         Diversified Trust Fund                                       283,034             283,034
 Block Financial Corporation           Promissory Note, 5.52%, due September 3, 1998             14,840,002          14,900,012
 Goldman Sachs Group LP                Promissory Note, 5.48%, due September 3, 1998                123,478             123,771
 Bavaria GLB Corporation               Promissory Note, 5.52%, due July 1, 1998                  19,631,297          19,905,982
 Sheffield Receivables Corporation     Promissory Note, 5.54%, due July 1, 1998                  19,499,405          19,605,017
                                                                                             --------------     ---------------

TOTAL SHORT-TERM INVESTMENTS                                                                 $   54,394,906     $    54,835,506
                                                                                             ==============     ===============

THE PROCTER & GAMBLE CO.               COMMON STOCK, NO PAR VALUE, 110,940,591 SHARES        $1,972,553,463     $10,102,527,568
                                                                                             ==============     ===============

THE PROCTER & GAMBLE CO.               SERIES A ESOP CONVERTIBLE CLASS A
                                        PREFERRED STOCK, NO PAR VALUE, 60,634,659 SHARES     $  833,728,211     $ 5,521,543,635
                                                                                             ==============     ===============

THE PROCTER & GAMBLE CO.               SERIES B ESOP CONVERTIBLE CLASS A
                                        PREFERRED STOCK, NO PAR VALUE, 37,804,836 SHARES     $  987,462,181     $ 3,442,602,878
                                                                                             ==============     ===============

VARIOUS INSURANCE COMPANIES            Deferred Annuities                                    $   45,187,081     $    45,187,081
                                                                                             ==============     ===============

WACHOVIA BANK                          Money Market Fund                                     $  214,086,144     $   214,086,144
                                                                                             ==============     ===============
MUTUAL FUNDS:
 JP Morgan                             Bond Fund                                             $   38,396,792     $    41,703,533
 JP Morgan                             Pre-Mix A Fund                                             2,200,470           2,324,875
 JP Morgan                             Pre-Mix B Fund                                            10,036,925          10,769,348
 JP Morgan                             Pre-Mix C Fund                                             8,599,144           9,331,224
 JP Morgan                             U.S. Large Company Stock Fund                              3,279,532           3,692,372
 Merrill Lynch                         Government Series Bond Fund                                  932,671             932,671
                                                                                             --------------     ---------------

TOTAL MUTUAL FUNDS                                                                           $   63,445,534     $    68,754,023
                                                                                             ==============     ===============



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN


REPORTABLE TRANSACTIONS
ITEM 27d OF FORM 5500
FOR THE YEAR ENDED JUNE 30, 1998
----------------------------------------------------------------------------------------------------------------------------

                                                                                                 COST OF
DESCRIPTION OF ASSET                      PURCHASES (A)                SALES                      SALES

SINGLE TRANSACTIONS:
  None

SERIES TRANSACTIONS (B):
  Wachovia Bank Diversified
   Trust Fund                          $1,219,507,621  (336)     $1,209,866,260  (326)     $1,209,866,260
 Procter & Gamble Company
   Common Stock                           253,630,886  (272)        598,451,128  (477)        244,138,846



NOTES:

(A) The market value of all assets acquired at the time of acquisition is equal to the purchase price.
(B) The numbers in parentheses represent the number of transactions.



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Profit Sharing
                                        Trust and Employee Stock Ownership Plan


                                        /S/WILLIAM J. O'NEIL
Date:  December 18, 1998                ---------------------------------------
                                        William J. O'Neil
                                        Member, Policy Committee



                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche